Exhibit 99.1

LINKTONE ISSUES 2013 FIRST HALF RESULTS

Singapore, September 30, 2013 — Linktone Ltd. (NASDAQ: LTON) (“Linktone” or the “Company”), a provider of media and entertainment content and services in key strategic markets in Asia, today announced that it has issued its unaudited financial results for the six month period ended June 30, 2013.  The full document can be accessed on Linktone’s investor relations website at www.linktone.com.

After careful consideration, the Board and management of Linktone have decided to discontinue the issuance of quarterly financial reports as of the second quarter of 2013 in order to focus financial and personnel resources on the execution of its operational and strategic plans.  As a foreign private issuer, Linktone is not required to issue quarterly reports.  The Company will continue to file an annual report on Form 20-F, in addition to an interim half-year financial report for the benefit of shareholders.  As the Company will no longer issue results on a quarterly basis, it will consequently not provide quarterly financial guidance.

ABOUT LINKTONE LTD.

Linktone Ltd. is a provider of rich and engaging services and content to a wide range of traditional and new media consumers and enterprises in Mainland China, Indonesia, Malaysia, Hong Kong and Singapore. Linktone focuses on media, entertainment, communication and edutainment products, which are promoted through the Company’s strong nationwide distribution networks, integrated service platforms and multiple marketing sales channels, as well as through the networks of leading mobile operators in Mainland China and Indonesia.

CONTACTS:

Investor Relations (HK):
Candy Cheung, Senior Associate
Taylor Rafferty
Tel: +852 3196 3712
Email: linktone@king-worldwide.com

Investor Relations (US):
Mahmoud Siddig, Managing Director
Taylor Rafferty
Tel: 212-889-4350
Email: linktone@king-worldwide.com

APPENDIX 4D - HALF-YEAR REPORT FOR THE PERIOD ENDED 30 JUNE 2013

Name of Entity	LINKTONE LTD

A.R.B.N	164 134 472

Half-Year Ended	30/06/2013

Reporting Period	1 January 2013 to 30 June 2013

Previous Period	1 January 2012 to 30 June 2012

Results for announcement to the market

		30 June 2013	30 June 2012	Change	Change
		US$'000	US$'000	US$'000%

2.1	Revenues from ordinary activities	24,370	23,076	1,294	5.6

2.2	(Loss)/profit from ordinary activities after tax attributable to members	(5,219)	14,556	(19,775)	-

2.3	Net (loss)/ profit for the period attributable to members	(5,219)	14,556	(19,775)	-

2.4	Interim dividends	30 June 2013		30 June 2012

		Amount per security	Imputed amount per security	Amount per security	Imputed amount per security

		no dividend declared for half year		no dividend declared for half year

2.5	Record date for determining entitlements to and the date for payments of the dividends (if any)

Not Applicable

2.6	Explanation of 2.1 to 2.4

Revenue for 6 months ended 30 June 2013 is US$1.3M higher than the corresponding period last year mainly due to higher revenue from mobile games sales in China and increase in revenue from Indonesia Media, offset by lower revenue from China mobile value added services.

The Company recorded net loss of US$5.2M for the 6 months ended 30 June 2013, compared to net gain of US$14.6M for the corresponding period last year; the difference is mainly attributable to the absence of investment gain recognised on the sale of the quoted investment of US$14.8M in the corresponding 6 months period ended 30 June 2012 (refer to Notes 7 and 20 in the accompanying interim financial report), and loss from changes in the fair value of the marketable securities recognised in the 6 months ended 30 June 2013.

3.0	Net Tangible Assets per security

	30 June 2013	31 December 2012
NTA (US$ per share)	0.32	0.34
Number of shares	404,391,710	408,018,820

4.0	Entities over which control has been gained or lost

Not Applicable

5.0	Individual and total dividends

Not Applicable

6.0	Dividend or dividend reinvestment plans

Not Applicable

7.0	Associates and joint venture entities

Not Applicable

8.0	Foreign Entities

The interim financial statements are prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

9.0	Audit dispute or qualification

The interim financial information for the six-month period ended June 30, 2013 presented has been reviewed and are not subject to any audit dispute or qualification.

LINKTONE LTD. AND SUBSIDIARIES

INDEPENDENT AUDITOR’S REVIEW REPORT

To the Board of Directors and Shareholders of Linktone Ltd.

We have reviewed the consolidated financial information of Linktone Ltd., which comprise the consolidated balance sheet as of June 30, 2013, and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for the six-month period then ended and certain explanatory notes. The accompanying consolidated financial information of Linktone Ltd. for the six-month period ended June 30, 2012 was not reviewed by us, and accordingly, we do not express any form of assurance on it.

Management’s Responsibility for the Financial Information

Management is responsible for the preparation and fair presentation of the condensed financial information in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in conformity with U.S. generally accepted accounting principles.

Auditor’s Responsibility

Our responsibility is to conduct our review in accordance with International Standard on Review Engagement 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the June 30, 2013 consolidated financial information referred to above for it to be in conformity with U.S. generally accepted accounting principles.

Singapore

September 27, 2013

LINKTONE LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except number of shares)

	Note	31 December 2012	30 June 2013

Assets
Current assets:
Cash and cash equivalents	6	35,041,672	31,052,502
Short-term investments	7	90,318,579	105,779,968
Accounts receivable, net	9	14,287,247	14,415,144
Tax refund receivable		906,197	621,626
Inventories	10	1,848,552	2,119,042
Due from related parties	26	1,756,401	3,181,344
Deferred tax assets	24	732,987	1,579,100
Deposits and other current assets	11	6,065,370	7,404,328
Total current assets		150,957,005	166,153,054
Property and equipment, net	12	11,760,831	11,178,147
Intangible assets, net	13	8,114,889	7,669,296
Goodwill	14	29,571,982	29,571,982
Deferred tax assets	24	729,386	2,047,972
Other long-term assets	15	3,280,479	2,390,991
Total assets		204,414,572	219,011,442
Liabilities and shareholders’ equity
Current liabilities:
Account payable, accrued liabilities and other payables	16	15,616,592	33,441,241
Due to related parties	26	1,246,120	2,898,557
Short-term loans	17	6,122,924	6,668,332
Taxes payable		1,879,355	1,763,053
Deferred revenue		421,723	363,543
Deferred tax liabilities	24	516,977	2,593,025
Total current liabilities		25,803,691	47,727,751
Deferred tax liabilities	24	2,182,299	2,192,718
Other long-term liabilities	18	1,258,030	422,517
Total liabilities (Including amounts of the consolidated VIEs without recourse to the primary beneficiaries of $7,859,498 and $23,751,957 as of December 31, 2012 and June 30, 2013, respectively. Note 1)		29,244,020	50,342,986

Shareholders’ equity

Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 421,435,030 shares issued and 408,018,820 outstanding as of December 31, 2012 and 421,435,030 shares issued and 404,391,710 outstanding as of June 30, 2013)		42,144	42,144
Additional paid-in capital		137,902,242	137,953,194
Treasury stock		(1,905,608)	(2,890,213)
Statutory reserves	23	2,499,512	2,499,512
Accumulated other comprehensive income:
Cumulative translation adjustments		11,407,104	11,727,232
Retained earnings		5,407,903	188,687
Total shareholders’ equity		155,353,297	149,520,556
Non-controlling interest		19,817,255	19,147,900
Total shareholders’ equity		175,170,552	168,668,456
Total liabilities and shareholders’ equity		204,414,572	219,011,442

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
(In U.S. dollars, except number of shares)

		For the 6 months ended June 30,
	Note	2012	2013

Gross revenue	19	23,075,728	24,369,570
Sales tax	19	(412,746)	(286,217)
Net revenue		22,662,982	24,083,353
Cost of revenue		(14,547,179)	(16,259,797)
Gross profit		8,115,803	7,823,556
Operating expenses:
Product development		(1,793,333)	(2,338,840)
Selling and marketing		(3,567,398)	(2,613,867)
General and administrative		(6,596,092)	(7,650,765)
Total operating expenses		(11,956,823)	(12,603,472)
Other operating income/(loss)	20	16,914,276	(973,943)
Operating income/(loss)		13,073,256	(5,753,859)
Interest income, net of financial expenses from non-related parties		761,006	591,759
Loss on foreign exchange - net		(797,227)	(513,945)
Other loss, net of other expenses		(14,851)	(447,451)
Income from continuing operations before income tax		13,022,184	(6,123,496)
Income tax benefit	24	794,475	234,925
Net income/(loss)		13,816,659	(5,888,571)
Net loss attributable to non-controlling interest		738,987	669,355
Net income/(loss) attributable to ordinary shareholders of the Company		14,555,646	(5,219,216)
Basic earnings/(loss) per ordinary share:
Net income/(loss)		0.03	(0.01)
Diluted earnings/(loss) per ordinary share:
Net income/(loss)		0.03	(0.01)
Weighted-average number of ordinary shares:
Basic		409,444,996	404,391,710
Diluted		409,447,242	406,899,499
Comprehensive income/(loss):
Net income/(loss)		13,816,659	(5,888,571)
Other comprehensive income:
Foreign currency translation adjustment		(52,823)	320,128
Comprehensive income/(loss), net of tax		13,763,836	(5,568,443)
Comprehensive income attributable to non-controlling interest, net of tax		738,987	669,355
Comprehensive income/(loss) attributable to ordinary shareholders of the Company, net of tax		14,502,823	(4,899,088)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In U.S. dollars, except share data)

	Ordinary shares		Treasury	Additional paid-in	Statutory	Accumulated other	Cumulative translation	Retained earnings/ (accumulated	Non- controlling	Total shareholders’
	Shares	Amount	stock	capital	reserves	comprehensive	adjustments	losses)	interest	equity
		$	$	$	$	$	$	$	$	$

Balance as of January 1, 2012	410,422,650	42,144	(1,425,204)	137,745,875	2,466,165	4,453,157	10,973,973	(14,425,929)	22,645,840	162,476,021
Share repurchase	(2,403,830)	–	(152,846)	–	–	–	–	–	–	(152,846)
Stock-based compensation	–	–	–	100,904	–	–	–	–	–	100,904
Other comprehensive income:
Translation adjustment	–	–	–	–	–	–	(52,823)	–	–	(52,823)
Unrealized gain on investment in marketable securities	–	–	–	–	–	(4,453,157)	–	4,453,157	–	–
Dividend payable to non-controlling interest of a VIE	–	–	–	–	–	–	–	–	(217,401)	(217,401)
Net income/(loss)	–	–	–	–	–	–	–	14,555,646	(738,987)	13,816,659

Balance as of June 30, 2012	408,018,820	42,144	(1,578,050)	137,846,779	2,466,165	–	10,921,150	4,582,874	21,689,452	175,970,514

 The accompanying notes are an integral part of these unaudited consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES

UANUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In U.S. dollars, except share data)

	Ordinary shares		Treasury	Additional paid-in	Statutory	Cumulative translation	Retained earnings/ (accumulated	Non- controlling	Total shareholders’
	Shares	Amount	stock	capital	reserves	adjustments	losses)	interest	equity
		$	$	$	$	$	$	$	$

Balance as of January 1, 2013	408,018,820	42,144	(1,905,608)	137,902,242	2,499,512	11,407,104	5,407,903	19,817,255	175,170,552
Share repurchase	(3,627,110)	–	(984,605)	–	–	–	–	–	(984,605)
Stock based compensation	–	–	–	50,952	–	–	–	–	50,952
Other comprehensive income:
Translation adjustment	–	–	–	–	–	320,128	–	–	320,128
Net income	–	–	–	–	–	–	(5,219,216)	(669,355)	(5,888,571)

Balance as of June 30, 2013	404,391,710	42,144	(2,890,213)	137,953,194	2,499,512	11,727,232	188,687	19,147,900	168,668,456

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES

UANUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	6 months ended June 30,
	2012	2013
	$	$
Cash flow from operating activities
Net income/(loss)	13,816,659	(5,888,571)
Adjustments to reconcile net income/(loss) from continuing operations to net cash provided by continuing operating activities:
Stock-based compensation expense	100,904	50,952
Loss on disposal of property and equipment	652,244	15,144
Depreciation	544,931	355,599
Amortization of intangible assets	840,041	708,892
Provision for doubtful debts	1,971	593,163
Allowance for stock obsolescence	–	(9,330)
Deferred income tax expense/(benefit)	136,045	(80,388)
Foreign exchange loss	797,227	513,945
Unrealized (gain)/loss on quoted securities	(2,160,449)	3,240,127
Reversal of provision for FIN 48	–	159,069
Changes in assets and liabilities, net of effect of acquisitions:
Decrease/(increase) in accounts receivable	1,186,405	(965,623)
Decrease in tax refund receivable	720,979	269,296
Decrease/(increase) in deposits and other assets	433,788	(1,482,519)
Decrease/(increase) in inventories	89,302	(311,506)
Increase in short term investments	(16,310,167)	(18,701,516)
(Increase)/decrease in other assets	(1,114,614)	767,575
Decrease in taxes payable	(2,400,147)	(314,830)
Decrease in long-term liabilities	(15,529)	(786,941)
Increase in accounts payable, accrued liabilities and other payables	760,167	18,208,091

Net cash used in operating activities	(1,920,243)	(3,659,371)

Cash flow from investing activities
Purchase of property and equipment	(886,459)	(459,860)

Net cash used in investing activities	(886,459)	(459,860)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	6 months ended June 30,
	2012	2013
	$	$

Cash flow from financing activities
Share repurchase	(152,846)	(984,605)
Cash received from related party loan	528,496	–
Draw down of bank loan	102,535	301,290

Net cash provided/(used in) by financing activities	478,185	(683,315)
Effect of exchange rate change on cash and cash equivalents	(1,570,134)	813,376

Net decrease in cash and cash equivalents	(3,898,651)	(3,989,170)
Cash and cash equivalents, beginning of period	40,921,818	35,041,672

Cash and cash equivalents, end of period	37,023,167	31,052,502

Supplemental disclosures of cash flow information
Business and other taxes on revenues	(2,269,393)	(598,455)
Value-added tax refund	1,107,752	241,163
Income tax paid	(827,951)	(142,569)
Interest received	191,185	167,068

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

1 Organization and nature of operations

Linktone Ltd. (“Linktone,” or the “Company”), a Cayman Islands corporation, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively referred to as the “Group”) conducts a variety of businesses, including (i) telecom value-added services  (“VAS”) in People’s Republic of China (“PRC”) and Indonesia; (ii) online PC and mobile game services to consumers and enterprises in the PRC; and (iii) media content and audio distribution and related services in Singapore, Malaysia and Hong Kong, (iv) operates an online news and entertainment portal in Indonesia and (v) trading in securities with quoted prices. As of December 31, 2012, Linktone is 60.0% owned by PT. Global Mediacom Tbk, an Indonesian corporation (“GMC”). Between December 2012 and May 2013, the Company repurchased 3,627,110 shares in the open market.  As a result, GMC’s shareholding increased from 60.0% as of December 31, 2012 to 60.6% as of June 30, 2013.

The accompanying consolidated financial statements include the results of operations of the Company, the following subsidiaries and the following VIEs, for which the Company is the primary beneficiary:

Name of Subsidiary	Name in Short Form	Note	Principal Business	Group Equity Interest	Country of Incorporation
Brilliant Concept Investments Ltd	Brilliant		Intermediary holding company	100% by Linktone	British Virgin Islands
Noveltech Enterprises Limited	Noveltech		Intermediary holding company	100% by Linktone	Hong Kong
Linktone Media Limited	Linktone Media		Intermediary holding company	100% by Linktone	Hong Kong
Ojava Overseas Ltd	Ojava Overseas		Intermediary holding company; Dormant	100% by Linktone	British Virgin Islands
Linktone International Limited	Linktone International		Intermediary holding company	100% by Linktone	United Arab Emirates
Wang You Digital Technology Co., Ltd.	Wang You	(1)	Provides PC games	100% by Brilliant Concept Investments Ltd	PRC
Shanghai Linktone Consulting Co., Ltd.	Linktone Consulting	(1)	Provides internet and VAS consulting services	100% by Noveltech Enterprise Limited	PRC
Shanghai Huitong Information Co., Ltd.	Huitong	(1)	Software development	100% by Noveltech Enterprise Limited	PRC
Shanghai Linktone Internet Technology Co., Ltd.	Linktone Internet		Software development	100% by Noveltech v Enterprise Limited	PRC
Shanghai Xintong Information Technology Co., Ltd.	Xintong		Software development; Dormant	100% by Noveltech Enterprise Limited	PRC
Shanghai Linktone Software Co., Ltd.	Linktone Software		Software development	100% by Linktone	PRC
Beijing Ruida Internet Technology Co., Ltd.	Ruida		Software development; Dormant	100% by Ojava Overseas Ltd	PRC
InnoForm Media Pte Ltd	InnoForm Media		Publisher, licensee, importer, exporter and distribution of entertainment programs	75% by Linktone International Limited; Acquired in March 2010	Singapore
InnoForm Media (HK) Limited	InnoForm HK		Publisher, licensee, importer, exporter and distribution of compact discs and DVDs of all kinds	100% by InnoForm Media Pte Ltd	Hong Kong

(1)         Wholly foreign owned entity (“WFOE”) of the Company.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

Name of Subsidiary	Name in Short Form	Note	Principal Business	Group Equity Interest	Country of Incorporation
InnoForm Media (Taiwan) Co. Limited	InnoForm Taiwan		Importer, exporter and distribution of compact discs, tapes and records	100% by InnoForm Media Pte Ltd	Taiwan
InnoForm Media (M) Sdn Bhd	InnoForm Malaysia		Production and distribution of tapes, DVD and compact discs	100% by InnoForm Media Pte Ltd	Malaysia
InnoForm Entertainment Pte Ltd	InnoForm Entertainment		Exclusive collective licensing agent for music label companies for karaoke music and songs	100% by InnoForm Media Pte Ltd	Singapore
InnoForm Digital Media Pte Ltd	InnoForm Digitial		Supplying and leasing of karaoke-on-demand hardware and software	100% by InnoForm Media Pte Ltd	Singapore
Alliance Entertainment Singapore Pte Ltd	Alliance		Motion picture, video distribution and services related to motion picture, video production and distribution	100% by InnoForm Media Pte Ltd	Singapore
GLD Investments Pte Ltd	GLD		Provides information technology and publishing services	98.7% by InnoForm Media Pte Ltd Singapore	Singapore
PT Linktone Indonesia	PT Linktone		Provides telecom VAS and operates online news and entertainment portal	51% by Linktone International Acquired in June 2010	Indonesia
Innoform International Limited	Innoform Intl		Distribution of media content	100% owned by Innoform Media	Cayman Islands

Name of Variable Interest Entity (“VIE”)	Name in Short Form	Note	Principal Business	Group Equity Interest	Loan to Nominee Shareholders $’000	Country of Incorporation
Shanghai Weilan Computer Co., Ltd.	Weilan	(i)	Provides telecom VAS	Baoxin Yao and Wenlei Wang	338.1 and 285.8, respectively	PRC
Shanghai Unilink Computer Co., Ltd.	Unilink	(i)	Provides telecom VAS	Lin Lin and Wenju Hu	604.1 each	PRC
Shenzhen Yuan Hang Technology Co., Ltd.	Yuan Hang	(i)	Provides PC games	Yuming Cai and Feng Gao	290.4 each	PRC
Beijing Cosmos Digital Technology Co., Ltd.	Cosmos	(i)	Provides telecom VAS	Hongjie Qi and Miao Yan	2,073.8 each	PRC
Hainan Zhong Tong Computer Network Co., Ltd.	Zhong Tong	(i)	Provides telecom VAS	Yi Juang and Teng Zhao	826.9 each	PRC
Beijing Lian Fei Wireless Communications Technology Co., Ltd.	Lian Fei	(i)	Provides telecom VAS	Hongyan Lu and Yuxia Wang	939.5 and 1,083.3 , respectively	PRC
Shanghai Qimingxing E-commerce Co., Ltd.	Qimingxing	(i)	Provides telecom VAS	Xing Xu and Peien Zhu	933.9 each	PRC
Beijing Ojava Wireless Information Technology Co., Ltd.	Beijing Ojava	(i)	Provides telecom VAS	Yugang Wang and Peiyu Su	501.7 each	PRC

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

Name of Variable Interest Entity (“VIE”)	Name in Short Form	Note	Principal Business	Group Equity Interest	Loan to Nominee Shareholders $’000	Country of Incorporation
Shanghai Ling Yu Cultural and Communication Ltd.	Ling Yu		Provides advertising services; Dormant	50% by Shanghai Unilink Computer Co., Ltd. and 50% by Shanghai Qimingxing E-commerce Co., Ltd.	Nil each	PRC
Zhong Qing Wei Lian Cultural Communication Co., Ltd.	Wei Lian		Provides telecom VAS; Dormant	60% by Shanghai Weilan Computer Co., Ltd. and 40% by Beijing Lian Fei Wireless Communications Technology Co., Ltd.	Nil each	PRC
Beijing Lian Yu Interactive Technology Development Co., Ltd.	Lian Yu	(i)	Provides telecom VAS; Dormant	Zhi Wang and Xiaoke Zha	90.3 and 133.0, respectively	PRC
Shanghai Lang Yi Advertising Co., Ltd.	Lang Yi	(i)	Provides advertising services; Dormant	Fei Tong and Jing Chen	Nil each	PRC
Beijing Xian Feng Li Liang Media Co., Ltd.	Xian Feng	(i)	Distributes electronic publications	Ai Hua Zhang and Juan Yang	346.2 and 332.7, respectively	PRC
Letang Game Limited	Letang		Develops mobile games	50.01% by Shanghai Weilan Computer Co., Ltd.; Acquired in January 2010		PRC
Nanjing Xuanyou Cartoon Co., Ltd	Xuanyou		Develops mobile games	100% by Letang	Nil	PRC
PT Cakrawala Alam Semesta	Cakrawala	(i)	Investment holding company	100% by Indonesian individuals affiliated with Linktone	Nil each	Indonesia
PT Innoform	PT Innoform	(i)	Distribution of motion pictures and related services	100% by Indonesian individuals affiliated with Linktone	65 each	Indonesia

(i)       Controlled through contractual agreements and is 50% owned by each of two of the Group’s and its related companies’ employees / former employees.

As of December 31, 2012 and June 30 2013, the carrying amount of the aggregate total assets and total liabilities of the VIEs is as follows (in millions of U.S. dollars):

	2012	2013
	$	$
PRC
Total assets	52.3	52.0
Total liabilities	7.9	7.5

Indonesia
Total assets	16.5	18.6
Total liabilities	0.1	16.3

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

Creditors of the VIEs have no recourse to the general credit of the Company, which is the primary beneficiary.

2 Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Certain prior period amounts in the consolidated financial statements and notes thereto have been reclassified to conform to the current period’s presentation.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and the VIEs for which the Company, through its direct ownership of the WFOEs, is the primary beneficiary. All significant transactions and balances between the Company, its subsidiaries and VIEs have been eliminated upon consolidation. All subsidiaries are majority owned by the Company. As of June 30, 2013, the Company does not hold any investments accounted for under the cost or equity method.

Foreign currency

The accompanying consolidated financial statements are presented in U.S. dollars (“US$”). The functional currency of the Company is US$ while those of the Company’s significant operating subsidiaries and consolidated VIEs in the PRC, Hongkong, Malaysia, Singapore and Indonesia are the Renminbi (“RMB”), Hongkong dollar (“HK$”), Malaysia Ringgit (“MYR”), Singapore dollar (“SGD”) and Indonesian rupiah (“IDR”), respectively, as determined based on the criteria of ASC topic 830, “Foreign Currency Matters”. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income.

All assets and liabilities of our subsidiaries and consolidated VIEs are translated into US$ at the exchange rates in effect at the balance sheet dates and revenues and expenses are translated into US$ at the average exchange rates in effect during the reporting periods. The exchange differences resulting from translating these entities’ financial statements into US$ are included in accumulated other comprehensive income, which is a separate component of shareholders’ equity on the consolidated balance sheets.

The Company’s business is primarily conducted in and from China, Singapore and Indonesia in their respective currencies — Renminbi (RMB), Singapore dollar (SGD) and Indonesian rupiah (IDR). All references in this report to Renminbi or RMB, Singapore dollar or SGD and rupiah or IDR are to the legal currencies of China, Singapore and Indonesia, respectively, and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. The conversions of RMB, SGD and IDR into U.S. dollars are based on the middle rate between buying and selling as published by the People’s Bank of China of the People’s Republic of China, or PRC, the Development Bank of Singapore and Bank Indonesia, respectively.

The following table sets forth the average middle rates for Renminbi, Singapore dollars and Indonesian rupiah expressed as per one U.S. dollar for the periods:

	Average
Period	RMB	SGD	IDR
January – June 2012	6.31	1.26	9,229.88
January – June 2013	6.24	1.25	9,760.15
31 December 2012	6.28	1.22	9,605.87
30 June 2013	6.20	1.27	9,930.58

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 (In U.S. dollars, unless otherwise stated)

3 Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates reflected in the consolidated financial statements include, but are not limited to, revenue recognition, purchase price allocation of its acquisitions, estimated useful lives of long-lived assets, future cash flows associated with impairment testing of goodwill and other long-lived assets, allowance for doubtful accounts, valuation allowance on deferred tax assets, fair value of fixed rate investments, amortization of minimum guarantees, provision for sales returns, provision for obsolete stock and fair value of share options. Changes in facts and circumstances may result in revised estimates. Actual results could differ from these estimates.

4 Interim financial information

The interim financial information presented in the financial statements included in this report is unaudited and includes all known accruals and adjustments necessary, in the opinion of management, for a fair presentation of the consolidated financial position of Linktone Ltd. and its results of operations and cash flows for the periods presented. Unless otherwise specified, all such adjustments are of a normal and recurring nature. Certain notes and other information have been condensed or omitted from the interim financial statements included in this report. Therefore, these interim financial statements should be read in conjunction with the consolidated financial statements and notes included in our 2012 Annual Report on Form 20-F. The results of operations for the six-months ended June 30, 2013, are not necessarily indicative of the results to be expected for the full year.

5 Business Combinations

The  Group  accounts  for  business  combinations  using  the  purchase  method  of  accounting.  This method requires that the acquisition cost be allocated to the assets, including separately identifiable tangible and intangible assets, and liabilities the Group has acquired based on their estimated fair values. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities with the assistance of independent appraisal reports as well as its experience with similar assets and liabilities in similar industries. If different judgments or assumptions were used, the amounts assigned to the individual assets acquired or liabilities assumed could be materially affected.

On May 1, 2012, PT Linktone acquired online portal Okezone.com and certain fixed assets from PT Okezone for cash consideration of IDR 4.5 billion ($0.5 million).  The carrying value of the assets acquired were IDR 1.7 billion ($0.2 million). As the transaction was deemed to be a business combination under common control, the excess consideration recorded in retained earnings as deemed distribution to controlling shareholder, MNC, at the time of the transaction, and no new goodwill recognized. The transaction was accounted for in accordance with ASC 805. Comparatives are not restated to reflect the combined results as the accumulated results of Okezone.com operations is immaterial to the Group.

There is no business combination for the period from 1 January 2013 to 30 June 2013.

6 Cash and cash equivalents

	As of
	December 31, 2012	June 30, 2013
	$	$
Cash	19,074,190	15,303,162
Time deposits with tenor < 90 days	15,967,482	15,749,340
Total	35,041,672	31,052,502

Interest income earned from the above cash and cash equivalents amounted to $299,746 and $277,520 for the 6 months ended June 30, 2012 and 2013, respectively.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 (In U.S. dollars, unless otherwise stated)

7 Short-term investments

	As of
	December 31, 2012	June 30, 2013
	$	$
Quoted securities, at market value	68,580,354	83,618,814
Time deposits with tenor > 90 days	21,738,225	22,161,154
Total	90,318,579	105,779,968

In 2012, the Group sold 357 million common shares of PT Global Mediacom TBK., through the open market, and recorded realized gain of $27.9 million on the sale of investment. $4,453,157 was transferred out of other comprehensive income to other operating income.  The proceeds from sale was used to purchase 708 million common shares of PT Bhakti Investama, holding company of GMC, 53 million common shares of MNC and 65 million common shares of PT Sky Vision Tbk.  Net unrealized gain of $6.7 million was recorded as unrealized gain on the marked-to-market valuation of these held-for-trading quoted investment for the year ended December 31, 2012.  Such amounts were recorded in Other Operating Income.

Linktone purchased 66.8 million shares of PT Global Mediacom Tbk and 140 million shares of PT MNC Land Tbk in the second quarter of 2013 for $18.2 million and $16.0 million respectively. The Company sold 64.8 million shares of PT MNC Sky Vision TBK for $18.2 million.  Net unrealized gain of $2.2 million and unrealized loss of $3.2 million was recorded on the marked-to-market valuation of these held-for-trading quoted investment for the 6 months ended June 30, 2012 and 2013 respectively.  Such amounts were recorded in Other Operating Income.

As of December 31, 2012 and June 30, 2013, all time deposits have original maturity terms more than three months and are due within one year.

8 Fair value measurement

ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC  820-10  describes  three  main  approaches  to  measuring  the  fair  value  of  assets  and  liabilities: (1) market  approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Assets and liabilities measured at fair value on a recurring basis

In accordance with ASC 820-10, the Group measures cash equivalents, short-term investments, including fixed-rate investments and held for trading investments, non-current assets held for sale, as well as contingent consideration payable in connection with the Letang acquisition at fair value. Cash equivalents and investments are valued using quoted market prices. The fair value of the Group’s fixed-rate investments are determined based on a discounted cash flow model with market interest rates as discount curve and fair value of leasehold property held for sale is based on independent valuer report. The fair value of the Group’s contingent consideration payable in connection with Letang acquisition is determined using the income approach through application of the discounted cash flow method.  As the effective interest rate of the bank loans and term loans approximate the prevailing market interest rate, the book value of the bank loans approximate the fair value of the loans at balance sheet date.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 (In U.S. dollars, unless otherwise stated)

Asset and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value at December 31, 2012
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2012
	$	$	$	$
Cash	19,074,190	–	–	19,074,190
Cash equivalents:
Time deposits	15,967,482	–	–	15,967,482
Short-term investments:
Time deposits	–	21,738,225	–	21,738,225
Held for trading investments	68,580,354	–	–	68,580,354
Short-term loans:
Bank overdrafts	–	(480,916)	–	(480,916)
Revolving term loans	–	(4,580,403)	–	(4,580,403)
Term loan facility	–	(543,105)	–	(543,105)
Loan from related party	–	(518,500)	–	(518,500)
	103,622,026	15,615,301	–	119,237,327

	Fair value at June 30, 2013
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at June 30, 2013
	$	$	$	$
Cash	15,303,162	–	–	15,303,162
Cash equivalents:
Time deposits	15,749,340	–	–	15,749,340
Short-term investments:
Time deposits	–	22,161,154	–	22,161,154
Held for trading investments	83,618,814	–	–	83,618,814
Short-term loans:
Bank overdrafts	–	(1,501,786)	–	(1,501,786)
Revolving term loans	–	(4,428,729)	–	(4,428,729)
Term loan facility	–	(259,495)	–	(259,495)
Loan from related party	–	(478,322)	–	(478,322)
	114,671,316	15,492,822	–	130,164,138

Assets and liabilities measured at fair value on a nonrecurring basis

The Group measures certain financial assets at fair value on a nonrecurring basis only if an impairment charge were to be recognized. The Group’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired. For the six-month period ended June 30, 2013 and financial year ended December 31, 2012, the Group recognized impairment loss on goodwill of nil and $9.9 million based on the fair value measurement (Level 3) on a non-recurring basis. The fair value was determined using a discounted cash flow model under the income approach based on future revenues and operating costs, using internal projections.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

9 Accounts receivable, net

	As of
	December 31, 2012	June 30, 2013
	$	$
Account receivable	16,380,897	17,124,834
Less: Allowance for doubtful receivables	(2,093,650)	(2,709,690)
	14,287,247	14,415,144

Movement in allowance for doubtful receivables:
Balance at beginning of period	(2,086,695)	(2,093,650)
Write-off against provision	203,242	–
Write back of provision	–	1,605
Additional provision	(186,558)	(594,768)
Translation difference	(23,639)	(22,877)
Balance at the end of period	(2,093,650)	(2,709,690)

Gross accounts receivable includes those of discontinued operations of $291,812 (allowance of $291,812) as of June 30, 2013 and December 31, 2012.

10 Inventories

	As of
	December 31, 2012	June 30, 2013
	$	$
Raw materials	449,772	555,378
Finished goods	1,629,809	1,751,311
	2,079,581	2,306,689
Allowance for inventory obsolescence	(231,029)	(187,647)
	1,848,552	2,119,042
Movement in allowance for inventory obsolescence:
Balance at beginning of period	(83,758)	(231,029)
Additional provision/ (Write back of provision)	(111,575)	9,330
Translation difference	(35,696)	34,052
Balance at the end of period	(231,029)	(187,647)

The Group had $105,749 and $273,633 of inventory held at consignment locations which are included in finished goods as of June 30, 2013 and December 31, 2012, respectively.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

11 Deposits and other current assets

	As of
	December 31, 2012	June 30, 2013
	$	$
Minimum guarantees	3,748,985	4,050,395
Rental and other deposits	795,573	796,151
Staff advances	637,597	970,359
Prepayments to VAS advertising, content and other suppliers	134,479	245,539
Interest income receivable from non-related parties	164,945	186,226
Unbilled receivables	628,914	429,829
Others	171,206	946,191
	6,281,699	7,624,690
Less: Allowance for doubtful receivables	(216,329)	(220,362)
	6,065,370	7,404,328

Movement in allowance for doubtful receivables:
Balance at beginning of period	(820,624)	(216,329)
Write back of provision/(additional provision)	604,295	(4,033)
Balance at the end of period	(216,329)	(220,362)

12 Property and equipment, net

	As of
	December 31, 2012	June 30, 2013
	$	$
Cost
Buildings	10,796,663	10,401,482
Computer hardware and other equipment	4,580,317	5,646,135
Office equipment	2,218,736	1,313,487
Leasehold improvements	1,220,299	1,256,049
Motor vehicles	334,251	279,362
	19,150,266	18,896,515
Less: Accumulated depreciation	(7,389,435)	(7,718,368)
	11,760,831	11,178,147

For the 6 months ended June 30, 2013 and 2012, the depreciation charges amounted to $355,599 and $544,931, respectively.

The Group incurred loss of $15,144 and $652,244 from disposal of property and equipment during the 6-month periods ended June 30, 2013 and 2012, respectively.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
13 Intangible assets, net

The following table summarizes intangible assets, net:

	As of
	December 31, 2012	June 30, 2013
	$	$
Cost
Technology	3,031,517	3,292,282
Customer base	171,523	171,523
Licenses	525,671	525,671
Partnership and non-compete agreements	7,630,150	7,630,150
Domain names	82,347	82,347
VAS Short Codes licensed to PT Linktone	7,062,653	7,062,653
Software	366,035	366,035
	18,869,896	19,130,661
Accumulated amortization
Technology	(2,254,091)	(2,414,812)
Customer base	(171,522)	(171,522)
Licenses	(525,671)	(525,671)
Partnership and non-compete agreements	(6,797,767)	(7,185,171)
Domain names	(82,347)	(82,347)
VAS Short Codes licensed to PT Linktone	(653,804)	(784,283)
Software	(269,805)	(297,559)
	(10,755,007)	(11,461,365)
Acquired intangible assets, net	8,114,889	7,669,296

The weighted average amortization period for intangible assets with definite lives by major categories as followed:

Technology (years)	3.6
Customer base (years)	1.8
Licenses (years)	2.0
Partnership and non-compete agreements (years)	3.0
Domain names (years)	4.0
VAS Short Codes licensed to PT Linktone (years)	25.0
Software (years)	5.3

For the 6 months ended June 30, 2013 and 2012 the aggregate amortization charges amounted to $708,892 and $840,041 respectively.

The estimated amortization expense for each of the succeeding five years is as follows:

$
2013(6 months)	309,464
2014	783,148
2015	451,818
2016	451,818
2017	451,818
2,448,066

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

14 Goodwill

The following table summarizes the activity in the balance of goodwill during the period ended June 30, 2013 and December 31, 2012 by reporting unit:

	2012
	China VAS	Mobile games	Indonesia Digital Media	Media content	PC games	Total
	$	$	$	$	$	$
Balance at 1 January 2012	8,550,715	9,189,843	16,848,642	2,360,658	3,533,497	40,483,355
Goodwill impairment	(8,550,715)	–	–	(2,360,658)	–	-10,911,373
Balance at 31 December 2012	–	9,189,843	16,848,642	–	3,533,497	29,571,982

	2013
	China VAS	Mobile games	Indonesia Digital Media	Media content	PC games	Total
	$	$	$	$	$	$
Balance at 1 January 2013 and 30 June 2013	–	9,189,843	16,848,642	–	3,533,497	29,571,982

As of December 31, 2012, the Company performed impairment tests on goodwill assigned to each reporting unit (except for Investment reporting unit which has no goodwill) in a two-step process. The Company determined the fair value of the reporting units using the income approach based on the discounted expected future cash flows associated with these units.  In 2012, the Company determined that the economic interdependency between China VAS and mobile games is declining, and will continue to decline in the future, due to the change in target customers of the China VAS and mobile games businesses.  China VAS focuses on 2G and 2.5G mobile users, whilst mobile games’ focus has moved towards games distributed via the internet and Android/ iOS platforms. As such, the Company considered it appropriate to change the reporting unit of China VAS and mobile games to 2 reporting units – China VAS and Mobile Games.  Further, Indonesia VAS reporting unit was renamed Indonesia Digital Media to reflect the present operations in Indonesia.

Based on the annual impairment tests as of December 31, 2012, the reporting units of Mobile game, PC game and Indonesia Digital Media had fair values higher than their carrying value, hence management did not recognise any impairment expense on these 3 reporting units.  Impairment expense of $9.9 million was recognized on the reporting units of China VAS and Media content as the fair value of these units were lower than their carrying value due to the unfavorable outlook for the VAS business in China and the DVD businesses of the Group in 2012.  Another $1 million of goodwill impairment was allocated to non controlling interest.

As of June 30, 2013, the Company assessed the goodwill assigned to each reporting unit (except for Investment reporting unit which has no goodwill and China VAS and Media Content for which the goodwill has been fully impaired) and determined that there are no material changes in circumstances which may indicate that there is any impairment in these reporting units.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

15 Other long-term assets

	As of
	December 31, 2012	June 30, 2013
	$	$

Investment deposit (a)	2,470,382	2,470,382
Minimum guarantees	3,247,512	2,332,553
Prepayment for insurance policy	32,967	58,438
	5,750,861	4,861,373
Less: Impairment loss on investment deposit (a)	(2,470,382)	(2,470,382)
Total	3,280,479	2,390,991

(a)
In April 2007, the Company paid an investment deposit of $3 million to eChinaCash Inc. (“eCC”) to purchase 49% of the equity in eChinaMobile (BVI) Ltd. (“eCM”), a wholly owned subsidiary of eCC. eCM is a U.S. incorporated, Beijing-based company that builds and maintains customer loyalty affinity programs and payment card programs for large corporations  and financial institutions, including Chinese blue chip companies. The primary objective of eCM was to establish a platform to provide VAS service and original content to customers of Linktone and eCM through cross-selling opportunities that arise through having access to each other’s extensive database of users. Because of certain disputes over the resources to be made available for use by eCM,  eCM  refunded  $529,618  of  Linktone’s investment  deposit  of  $3 million  in  January 2008.  Linktone has sought legal remedies to recover the remaining amount. In view of the uncertainty of recovering this remaining amount, the Company recorded an impairment provision of $2,470,382 in 2007 against the remaining investment deposit. This legal case is still outstanding as of June 30, 2013.

16 Accounts payable, accrued liabilities and other payables

	As of
	December 31, 2012	June 30, 2013
	$	$

Accounts payable	3,287,562	4,317,711
Payable for purchase of quoted investments	–	16,085,671
Accrued payroll and welfare benefits	1,854,812	2,276,837
Accrued professional and consulting fees	405,478	357,780
Accrued VAS content fees	3,093,902	3,126,784
Accrued expenses	6,106,898	6,104,254
Other payables	867,940	1,172,204
Total	15,616,592	33,441,241

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

17 Loans and borrowings

	As of
	December 31, 2012	June 30, 2013
	$	$
Current
Bank overdrafts	480,916	1,501,786
Revolving term loans	4,580,403	4,428,729
Term loan, current portion	543,105	259,495
Loan from related party	518,500	478,322
	6,122,924	6,668,332

The Group’s subsidiary in Singapore, InnoForm has $7.7 million (SGD10.0 million) credit facility and a $1.5 million (SGD2.0 million) term loan, from a bank in Singapore. The facilities are secured by a corporate guarantee from MNC.

The details of bank facilities utilized are as follow:

•	As of June 30, 2013 and December 31, 2012 InnoForm has utilized and $1.5 million (SGD1.9 million) and $0.5 million (SGD0.6 million) of the overdraft facility, respectively

•
As of June 30, 2013, and December 31, 2012 InnoForm has utilized revolving term loans facility of $4.4 million (SGD 5.6 million) and $4.6 million (SGD5.6 million) and respectively. The revolving term loans are of three-months and six-months tenor. Interest rates are by quotation from the bank payable quarterly in arrears. The effective interest rate was 3.9% and 4.00% for 6 months ended June 30, 2013 and 2012 respectively.

•
$1.5 million (SGD2.0 million) term loan was extended to InnoForm in October 2010. Term loan is repayable in quarterly installments of $0.1 million (SGD0.2 million), over 3 years. As of June 30, 2013 and December 31, 2012 $0.3 million (SGD0.4 million) and $0.5 million (SGD0.7 million) of the term loan was outstanding respectively.  The financial covenants require InnoForm to maintain a minimum consolidated net worth, and a consolidated gearing ratio. InnoForm did not breach the financial covenants for the 6 months ended June 30, 2013. The interest on the outstanding loan balance is based on the bank’s floating rate plus a margin of 4.0% p.a.

In 2012, PT Linktone obtained a loan of $518,500 (IDR 5.0 billion) from MNC at interest rate of 8% per annum and repayable on demand. This loan is still outstanding as at 30 June 2013.

18 Other long-term liabilities

	As of
	December 31, 2012	June 30, 2013
	$	$
Other long-term payables	1,258,030	422,517

Other long-term payables consist mainly non-refundable minimum guarantees fees payable to movie studios and music labels by the Group’s subsidiaries in Singapore and Malaysia for exclusive licensing rights based on the contractual payment terms of those contracts.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 (In U.S. dollars, unless otherwise stated)

19 Segment information

For the six-month periods ended June 30, 2013 and 2012, the Group operates in four business segments — China VAS, mobile game & PC game, Indonesia Digital Media, Media content and Investment, based on the different product and geographic operating segments. Pursuant to ASC 280, the Group presents summarized statement of operations and net assets information by segment below, as used by the Group’s chief operating decision maker (“CODM”).

Statement of Operations Information:

	6 months ended June 30, 2012
	China VAS, mobile game & PC game	Indonesia Digital Media	Media content	Investment	Total
	$	$	$	$	$
Gross revenue	15,920,815	1,718,672	5,436,241	–	23,075,728
Sales tax	(412,746)	–	–	–	(412,746)
Segment cost of revenue	(9,083,828)	(1,626,263)	(3,837,088)	–	(14,547,179)
Segment gross profit	6,424,241	92,409	1,599,153	–	8,115,803
Segment operating (expenses)/income	(6,542,140)	(706,360)	(3,522,125)	15,728,078	4,957,453
Segment profit/(loss) from operations	(117,899)	(613,951)	(1,922,972)	15,728,078	13,073,256
Other (expenses)/income	(21,812)	36,691	(36,476)	(790,481)	(812,078)
Segment profit/(loss) before interest and taxes	(139,711)	(577,260)	(1,959,448)	14,937,597	12,261,178

	6 months ended June 30, 2013
	China VAS, mobile game & PC game	Indonesia Digital Media	Media content	Investment	Total
	$	$	$	$	$
Gross revenue	16,653,122	2,336,540	5,379,908	–	24,369,570
Sales tax	(286,217)	–	–	–	(286,217)
Segment cost of revenue	(10,567,235)	(1,111,448)	(4,581,114)	–	(16,259,797)
Segment gross profit	5,799,670	1,225,092	798,794	–	7,823,556
Segment operating (expenses)/income	(6,297,471)	(1,824,008)	(3,230,786)	(2,225,150)	(13,577,415)
Segment profit/(loss) from operations	(497,801)	(598,916)	(2,431,992)	(2,225,150)	(5,753,859)
Other (expenses)/income	31,303	–	15,469	(1,008,168)	(961,396)
Segment profit/(loss) before interest and taxes	(466,498)	(598,916)	(2,416,523)	(3,233,318)	(6,715,255)

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

The following table summarizes the gross revenue by product in China segment:

	6 months ended
	June 30, 2012	June 30, 2013
	$	$
China VAS	14,233,473	12,208,145
Mobile game	1,098,320	4,004,000
PC game	589,022	440,977
Total	15,920,815	16,653,122

Balance Sheet Information:

	As of December 31, 2012
	China VAS, mobile & PC game	Indonesia Digital Media	Media content	Investment	Total
	$	$	$	$	$
Current assets	43,066,055	5,227,247	12,536,720	90,126,983	150,957,005
Non-current assets	1,961,265	7,393,486	14,468,275	29,634,541	53,457,567
Total assets	45,027,320	12,620,733	27,004,995	119,761,524	204,414,572
Current liabilities	(7,023,863)	(3,326,332)	(12,715,073)	(2,738,423)	(25,803,691)
Non-current liabilities	(240,176)	(1,602,210)	(1,597,943)	–	(3,440,329)
Total liabilities	(7,264,039)	(4,928,542)	(14,313,016)	(2,738,423)	(29,244,020)
Net assets	37,763,281	7,692,191	12,691,979	117,023,101	175,170,552

	As of June 30, 2013
	China VAS, mobile & PC game	Indonesia Digital Media	Media content	Investment	Total
	$	$	$	$	$
Current assets	44,963,783	5,320,344	12,744,723	103,124,204	166,153,054
Non-current assets	3,336,591	7,439,774	12,495,206	29,586,817	52,858,388
Total assets	48,300,374	12,760,118	25,239,929	132,711,021	219,011,442
Current liabilities	(10,862,696)	(3,877,075)	(14,679,452)	(18,308,528)	(47,727,751)
Non-current liabilities	(41,165)	(1,743,891)	(830,179)	–	(2,615,235)
Total liabilities	(10,903,861)	(5,620,966)	(15,509,631)	(18,308,528)	(50,342,986)
Net assets	37,396,513	7,139,152	9,730,298	114,402,493	168,668,456

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 (In U.S. dollars, unless otherwise stated)

The following table summarizes the Group’s gross revenues by geographic region based on the location of the customers:

	6 months ended
	June 30, 2012	June 30, 2013
	$	$
PRC	16,259,850	16,995,196
Indonesia	2,398,179	2,445,653
Singapore	3,946,947	3,848,174
Malaysia	470,752	1,080,547

The following table summarizes the Group’s long-lived assets by geographic region:

	As of
	December 31, 2012	June 30, 2013
	$	$
PRC	14,684,605	16,362,749
Indonesia	24,307,843	24,305,974
Singapore	12,838,262	11,010,269
Malaysia	1,626,857	1,179,396

The following table summarizes the Group’s net assets by geographic region:

	As of
	December 31, 2012	June 30, 2013
	$	$
PRC	50,486,621	50,820,630
Indonesia	112,114,912	108,921,747
Singapore	12,923,192	9,533,395
Malaysia	(354,173)	(607,316)

20 Other operating income/(loss)

	6 months ended June 30
	June 30, 2012	June 30, 2013
	$	$
Unrealized gain/(loss) on marketable securities	2,160,449	(3,240,127)
Gain on sales of short-term investments	14,753,827	2,266,184
Total other operating income/(loss)	16,914,276	(973,943)

In 2012, we classified short-term investments in securities as being held-for-trading and recognized any corresponding gains and losses on disposal or unrealized gains or losses as other operating income, we deemed trading in quoted securities as one of our principal activities.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 (In U.S. dollars, unless otherwise stated)

21 Risks and uncertainties

(a) Dependence on the Operators

For the 6 months ended June 30, 2013, 68%, 10% and 22% (2012: 69%, 7% and 24%) of the Group’s gross revenue is contributed by China VAS, mobile game and PC game segment in China, Indonesia VAS in Indonesia and Media Content segment in Singapore, respectively. The Group’s PRC and Indonesia Digital Media revenue is mainly derived from cooperative arrangements with the operators in the PRC and Indonesia. If the strategic relationship with the Operators in the PRC and Indonesia are terminated or scaled back or if the operators alter the revenue-sharing arrangements, the Group’s VAS business would be adversely affected. Revenues and amounts due from operators that account for more than 10% of the Group’s gross revenues and accounts receivable in a particular year are as follows:

PRC

•	Revenues earned from China Mobile for the 6 months ended June 30, 2013 and 2012 were $7.0 and $9.6 million respectively, representing 42% and 60% of China gross revenues respectively.

•	Amounts due from China Mobile as of June 30, 2013 and December 31, 2012 amounted to $2.6 million and $5.8 million respectively, representing 36% and 92% of China accounts receivable, respectively.

•	Revenues earned from China Telecom for the 6 months ended June 30, 2013 and 2012 were $1.0 million and $1.3 million respectively, representing 6% and 8% of China gross revenues, respectively.

•	Amounts due from China Telecom as of June 30, 2013 and December 31, 2012 amounted to $0.4 and $0.5 million respectively, representing 6% and 8% of China accounts receivable, respectively.

Indonesia

•	Revenues earned from Telkomsel for the 6 months ended June 30, 2013 and 2012 were $0.6 million and $0.4 million respectively, representing 26% and 23% of Indonesia gross revenues, respectively.

•	Amounts due from Telkomsel as of June 30, 2013 and December 31, 2012 amounted to $0.8 million and $1.1 million respectively, representing 5%, and 25% of Indonesia accounts receivable, respectively.

•	Revenues earned from Indosat for the 6 months ended June 30, 2013 and 2012 were $0.6 million and $0.2 million respectively, representing 26%, and 12% of Indonesia gross revenues, respectively.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 (In U.S. dollars, unless otherwise stated)

(b) Credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments and accounts receivable. As of June 30, 2013 the Group has $136.8 million (2012: $125.4 million) in cash and cash equivalents and short-term investments. As of June 30, 2013 the Group has $35.3 million (2012: $35.8 million) in cash, bank deposits and money market funds in the PRC, which constitute 25.8% (2012: 28.6%) of total cash and cash equivalents and short-term investments. In the event of bankruptcy of one of the financial institutions in which the Group has deposits or investments, it may be unlikely to claim its deposits or investments back in full.

Accounts receivable are typically unsecured and derived from revenue earned from customers, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains reserves for estimated credit losses and these losses have generally been within its expectations. The Group has $14.4 million and $14.3 million in accounts receivables as of June 30, 2013 and December 31, 2012 respectively.

(c) Foreign exchange risk

The Group’s sales, purchase and expense transactions are generally denominated in RMB,  SGD and IDR and a  significant portion of the Group’s assets and liabilities are denominated in IDR and RMB. The RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to affect the remittance.

There are currently no such legal foreign exchange controls in Singapore and Indonesia.

(d) Legal and regulatory uncertainties

PRC

The Chinese market poses certain legal and regulatory risks and uncertainties to the Group’s operations. These uncertainties extend to the ability of the Group to develop its telecom VAS business and to provide internet services in the PRC. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain.  In addition, the telecommunication and internet industries remain highly regulated. Restrictions are currently in place or are unclear with regard to which specific industry segments foreign-owned entities, like the Group, may operate. The Group’s legal structure and scope of operations in the PRC could be subject to restrictions which could result in severe limitations on the Group’s ability to conduct business in the PRC, and this could have a material adverse impact on the Group’s financial position, results of operations and cash flows.

Indonesia

The Group operates in a legal and regulatory environment in Indonesia that is undergoing change. The reformed regulation of the Indonesian telecommunications sector, which was initiated by the Indonesian Government in 1999, has to a certain extent resulted in the liberalization of the telecommunications industry, including facilitation of new market entrants for telecommunications service providers and changes to the competitive structure of the telecommunications industry.  As we rely on our partnership with the telecommunications service providers and depend to a significant degree on the uninterrupted operation of their network to provide our VAS services, any disruption could have a material adverse impact on the Group’s financial position, results of operations and cash flows.

The Board of Indonesian Telecommunication Regulatory (“BRTI”) through its circular letter dated October 18, 2011 No. 177/BRTI/X/2011 addressed to ten telecommunication network operators has requested those operators to cease promoting premium messages through SMS broadcast, pop-screen, voice broadcast, and to deactivate all premium messages such as SMS, MMS, ring tone, games and wall paper until a period of time to be further determined by BRTI. The process of deactivation is done by issuing notification to deactivate and information on how to re-activate by those who intends to re-subscribe without charging additional re-activation costs. This circular letter was issued as a response to public complaints against operators of premium messaging. This could have a material adverse impact on the Group’s revenue, results of operations and cash flows.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 (In U.S. dollars, unless otherwise stated)

22 Employee Benefits

PRC contribution plan

Full-time  employees  of  the  Company,  its  subsidiaries  and  VIEs  in  the  PRC  participate  in  a  government-mandated  multi- employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance,  employee housing fund  and other welfare benefits are provided  to employees. Chinese labor regulations require that the Company and its subsidiaries accrue for these benefits based on certain percentages of the employees’ salaries. The total expenses for such employee benefits were $744,645 and $625,062 for the 6 months ended June 30, 2012 and 2013, respectively.

Singapore contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity such as the Central Provident Fund or pension on a mandatory, contractual or voluntary basis. The entity will have no legal or constructive obligation to pay further amounts once the contributions have been paid. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the consolidated statement of operations and comprehensive income/loss in the periods during which services are rendered by employees. For the 6 months ended June 30, 2012 and 2013, the Group, recorded an expense of $149,081 and $109,354 respectively.

Indonesian contribution plan

PT Linktone, the Group’s Indonesian subsidiary acquired in 2010, has a defined contribution pension program in which it had entered into a Cooperation Agreement Pension Benefit Service Program with the Financial Institution Pension Fund in October 2009 for an indefinite period of cooperation. The total provision for such employee benefits of $21,919 and $39,405 was charged to the statement of operations and comprehensive income/loss for the 6 months ended June 2012 and 2013, respectively.

23 Statutory Reserves

The Company’s subsidiaries and VIEs in the PRC must make appropriations from after-tax profits to non-distributable reserve funds. Its subsidiaries, in accordance with the laws on Enterprise with Foreign Investment in China, must make appropriations to (i) a general reserve and (ii) an enterprise expansion fund. The general reserve fund requires annual appropriations of 10% of after-tax profit, as determined under generally accepted accounting principles in the PRC (“PRC GAAP”) at each year end, until such fund has reached 50% of the subsidiary’s registered capital. The enterprise expansion fund appropriation is at the subsidiary’s discretion. The Company’s VIEs, in accordance with PRC Company Laws, may make appropriations to (i) a statutory reserve fund and (ii) a discretionary surplus fund. The statutory reserve fund requires annual appropriations of 10% of after-tax profit, as determined under PRC GAAP at each year end, until such fund has reached 50% of the VIE’s registered capital. Discretionary surplus fund appropriation is at the VIE’s discretion.

The general reserve fund and statutory reserve fund can only be used for specific purposes, such as offsetting of accumulated losses, enterprise expansion or increasing the registered capital. The enterprise expansion fund is generally used to expand the production and operations; however, it also may be used for increasing the registered capital. The discretionary surplus fund may be used for any purposes at management’s discretion. These funds are not transferable to the Company in the form of cash dividends, loans or advances.

As of June 30, 2013 and December 31, 2012, the Group had balance of $2,499,512 and $2,499,512 in these non-distributable reserve funds.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

24 Income taxes

Cayman Islands, British Virgin Islands and UAE

Under the current laws of the Cayman Islands, British Virgin Islands and UAE, Linktone, Brilliant, Ojava Overseas and Linktone International and Innoform International are not subject to tax on income or capital gains.

Hong Kong

Under the current laws of Hong Kong, Noveltech, InnoForm HK and Linktone Media are subject to tax on income in Hong Kong at 16.5%.

Indonesia

Under the current laws of the Republic of Indonesia, PT Linktone, PT Innoform and Cakrawala is subject to tax on income at 25%.

Singapore

Under the current laws of the Republic of Singapore, InnoForm Media and its subsidiaries in Singapore are subject to tax on income at 17%.

Malaysia

Under the current laws of Malaysia, InnoForm Malaysia is subject to tax on income at 25%.

PRC

On March 16, 2007, the National People’s Congress of China approved the new Enterprise Income Tax Law of the PRC (the “new EIT law”), which is effective from January 1, 2008.

The new EIT law imposes a unified income tax of 25%. The new EIT law allows a five-year transitional period for entities established before March 16, 2007 that enjoyed a reduced tax rate or a tax holiday under the old EIT law. The transitional rule generally provides for a gradual increase to 25% and, where applicable, continuation of prior tax holidays until their expiration otherwise provided under the old EIT law. Under the new EIT law, qualified and approved high and new technology enterprises enjoy a preferential income tax rate of 15%.

The applicable income tax rates for the Group’s PRC subsidiaries and VIEs vary. Linktone Consulting, Weilan, Ruida, Wei Lian, Lang Yi, Xian Feng and Xintong’s applicable tax rates are 25% starting 2008. From 2012 onwards, tax rates for Zhong Tong, Linktone Software, Wang You and Ling Yu is 25%.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 (In U.S. dollars, unless otherwise stated)

Huitong and Linktone Internet are foreign investment production enterprises located in a coastal economic development zone in the old urban district. Huitong was recognized as high and new technology enterprise (“HNTE”) by the tax bureau in May 2010. In 2012, Huitong received renewed HNTE certificate that is valid for the years 2012 to 2014.  Linktone Internet applicable tax rate starting 2010 is 25%.

Yuan Hang, Cosmos, Lian Fei and Beijing Ojava were high and new technology enterprises prior to January 1, 2008 and enjoyed a reduced tax rate of 15% and tax holiday of either two or three years of exemption followed by three years of 50% reduced tax rate. In 2011, Yuan Hang qualified as a high and new technology enterprise and will continued to be entitled to reduced tax rate of 15% from 2011 to 2013, subject to meeting certain criteria on an annual basis. Cosmos, Lian Fei and Beijing Ojava did not qualify as high and new enterprises and the applicable tax rates will be at 25%.

Letang qualified as a comic and animation enterprise in 2010 and was therefore entitled to a two year national and local tax exemption followed by three years of 50% reduction in national and local income tax rates. The qualification for the preferential tax rate needs to be applied to and re-approved on an annual basis.  Letang started its tax holiday of two years exemption from 2010.

Unilink, Qimingxing and Lianyu are considered as small businesses and are taxed based on the deemed profit method.

The new PRC Enterprise Income Tax Laws (the “PRC Income Tax Laws”) also impose a 10% withholding income tax  for dividends distributed by a foreign invested enterprise to its immediate holding company outside the PRC, which were exempted under the previous income tax and rules. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company.

According to the relevant PRC regulations, dividends on profit earned before January 1, 2008 are not subject to the withholding income tax, while the dividend on profits earned after January 1, 2008 are subject to the withholding income tax. However as of December 31, 2012 and June 30, 2013, the Group did not make any provision on withholding tax of profit earned by some of its PRC subsidiaries because based on the business plan for the foreseeable future, there is no plan to distribute the retained earnings of the Group’s PRC subsidiaries as it intend to retain such cash for re-investment in the PRC operations.

In accordance with the PRC Income Tax Laws effective from January 1, 2008, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises, subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” shall refer to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. The Group’s non-PRC entities, if considered a PRC tax residence enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on their worldwide income. Income/(loss) before income taxes from continuing operations consists of:

	6 months ended June 30,
	June 30, 2012	June 30, 2013
	$	$
Cayman	15,332,587	(2,861,820)
Indonesia	(352,206)	(634,201)
Singapore	(1,930,661)	(2,266,430)
Malaysia	(268,082)	(276,222)
PRC	240,546	(84,823)
Total income before taxes from continued operations	13,022,184	(6,123,496)

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 (In U.S. dollars, unless otherwise stated)

The benefit from taxes on income from continuing operations consists of:

	6 months ended June 30
	2012	2013
	$	$
Deferred	794,475	234,925
Total	794,475	234,925

The following is reconciliation between the statutory Enterprise Income Tax rate and the Group’s effective tax rate for continuing operations:

	6 months ended June 30,
	2012	2013

Statutory Enterprise Income Tax rate	25%	25%
International tax rate differences	(30)%	(20)%
Change in valuation allowance	–	2%
Unrecognised tax benefits	5%	(3)%
Reversal of uncertain tax position	–	(2)%
Deferred tax on outside tax basis	(5)%	3%
Others	(1)%	(1)%
Effective EIT rate for continuing operations	(6)%	4%

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 (In U.S. dollars, unless otherwise stated)

The Group’s deferred tax assets and deferred tax liabilities at each balance sheet date are as follows:

	As of
	December 31, 2012	June 30, 2013
	$	$
Deferred tax assets:
Intangible and other assets	–	6,972
Deferred revenue	63,318	63,716
Accrued liabilities and other payables	2,439,494	2,522,897
Advertising expenses	459,486	87,867
Net operating losses	1,714,014	2,423,550
Others	912,762	989,549
Total deferred tax assets for continuing operations	5,589,074	6,094,551
Valuation allowance for continuing operations	(2,722,886)	(3,023,779)
Total deferred tax assets for discontinued operations	4,342,076	2,665,869
Valuation allowance for discontinued operations	(3,657,427)	(2,109,569)
Total deferred tax assets, net of valuation allowance	3,550,837	3,627,072

Deferred tax liabilities:
Accrued income	(1,888,837)	(1,888,322)
Intangible assets	(1,989,206)	(2,124,190)
Others	(225,048)	(74,859)
Deferred tax liabilities for continuing operations	(4,103,091)	(4,087,371)
Deferred tax liabilities for discontinued operations	(684,649)	(698,372)
Total deferred tax liabilities	(4,787,740)	(4,785,743)
Net deferred tax liabilities	(1,236,903)	(1,158,671)

Deferred tax assets — current	732,987	1,579,100
Deferred tax liabilities — current	(516,977)	(2,593,025)
Deferred tax assets — non-current	729,386	2,047,972
Deferred tax liabilities — non-current	(2,182,299)	(2,192,718)
Net deferred tax liabilities	(1,236,903)	(1,158,671)

The Group’s valuation allowance movements for the periods ended June 30, 2013and December 31 2012 are as follows:

	Continuing Operations		Discontinued Operations
	December 31, 2012	June 30, 2013	December 31, 2012	June 30, 2013
	$	$	$	$
Beginning Balance	2,884,640	2,722,886	3,682,878	3,657,427
Movement	(169,282)	250,136	–	(1,616,036)
Translation Difference	7,528	50,757	(25,451)	68,178
Ending Balance	2,722,886	3,023,779	3,657,427	2,109,569

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 (In U.S. dollars, unless otherwise stated)

Management has assessed whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group recorded a valuation allowance of $5,133,348 and $6,380,313 and as of June 30, 2013 and December 31, 2012 respectively, to reduce the deferred tax assets to the amount management believes is more likely than not realizable.

As of June 30, 2013, the Group has a net tax operating loss carry forward of $17,993,161 (December 31, 2012: 22,189,940) attributed to 15 PRC subsidiaries, including discontinued operations of $8,499,751 (December 31, 2012: $16,601,753). The net operating losses will expire between 2013 and 2015 if unutilized.

The Company intends to permanently reinvest all undistributed earnings of its foreign subsidiaries as of June 30, 2013. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

During the  year  ended  December 31,  2007,  the  Company  recorded  a tax provision of $100,671 related to uncertain tax positions on promotional and research and development expenses. It is possible that the tax position will change in the next twelve months; however, an estimate of the range of the possible change cannot be made at this time.

	December 31, 2012	June 30, 2013
	$	$

Ending balance	100,671	–

The Group recognizes interest and penalties related to uncertain tax positions in income tax expense. The Group reversed its liability, including interest and penalties related to uncertain tax positions as the statute of limitations for the relevant taxing authority to examine and challenge the tax positions has expired. The Group recorded accrued interest expense of $nil and $190,636 as of June 30, 2013 and December 31, 2012 respectively.

In general, the PRC tax authority have up to five years to conduct examinations of the tax filings, accordingly, the PRC entities' tax years 2008 through 2012 remains open to examination by the PRC tax authority. The Indonesia and Singapore subsidiaries' tax filings for 2010 through 2012 remains open to examination by the respective tax authority.

25 Stock option plans

The Board of Directors approved two stock options plans: the 2000-1 Employee Stock Option Scheme and 2003 Stock Incentive Plan (together referred to as “2003 Plans”) in November 2003. The 2003 Plans govern all stock incentive awards since November 2003. The plans provide for the grant of share options to employees, directors and consultants. Options are granted with a term of up to 10 years and generally vest over service periods that range from one to four years. The plans are administered by the Compensation Committee designated by the Board of Directors.

The awards under the 2003 Plans are evidenced by an award agreement which contains, among other things, provisions, concerning exercisability and forfeiture upon termination of employment or consulting arrangement (by reason of death, disability, retirement or otherwise) as have been determined by the Board of Directors. In addition, in the case of stock options, the award agreement also specifies whether the option constitutes an ISO or a non-qualified stock option (also known as NQSs) and may but need not, include a provision whereby a grantee at any time during his or her employment with the Company may exercise any part or all of the award prior to full vesting of the awards.

Stock-based compensation cost

The compensation  cost charged  as an  expense was  $50,952 and $100,904 for the 6 months ended  June 30, 2013 and  2012,  respectively,  which was recorded  in general and administrative expenses.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 (In U.S. dollars, unless otherwise stated)

26 Related party transactions

Due from/(to) related parties include:

	As of
	December 31, 2012	June 30, 2013
	$	$
Accounts receivable (i), (ii)	1,641,016	2,794,269
Receivable from other related parties	115,385	387,075
Due from related parties	1,756,401	3,181,344

Due to related parties	(1,246,120)	(2,898,557)

The Group and the following entities are under the common control:

1)	MNC
2)	Infokom
3)	PT Rajawali Citra Televisi Indonesia (“RCTI”)
4)	Global TV
5)	Sky Vision

(i)
In October 2009,  PT  Linktone  entered  into  cooperation  agreements  with  Infokom  and  MNC.  Infokom is an Indonesia corporation and a subsidiary of GMC.  Pursuant to these agreements, PT Linktone operated its VAS business in Indonesia through the VAS access numbers owned by Infokom and MNC. In 2011, PT Linktone has successfully changed the ownership of VAS access number owned by MNC to PT Linktone.

For the 6 months ended June 30, 2013 and 2012, total revenue generated from the use of short codes owned by Infokom was $564,236 and $848,926 respectively. As of June 30, 2013 and December 31, 2012 amounts due from Infokom were $2,309,014 and $1,609,155.

As at June 30, 2013 and December 31, 2012 and PT Linktone recorded total fees payable to Infokom of $143,736 and $202,805 respectively.

(ii)
For the 6 months ended 2012 and 2013, PT Linktone has generated revenue other than VAS including TV promotions and trading from MNC amounting to nil and nil respectively. As of June 30, 2013 and December 31, 2012 amounts due from MNC were $30,940 and $31,861 respectively.

(iii)
In October 2009, PT Linktone entered into another cooperation agreement with MNC whereby MNC agreed to promote PT Linktone’s products, programs or content on three television stations owned by MNC — PT Rajawali Citra Televisi Indonesia (“RCTI”), PT Cipta Televisi Pendidikan Indonesia (“MNC TV”) and PT Global Informasi Bermutu (“Global TV”). As compensation, RCTI, MNC TV and Global TV each receive a percentage of the revenue generated when customers used the short code suffix specific to their respective television program. PT Linktone also provides SMS services, such as SMS polling for each television station’s entertainment programs, in exchange for a percentage of the revenues generated by such services. The term of this agreement is five years from the date of the agreement. For the 6 months ended 2012 and 2013, PT Linktone did not make any payments to MNC TV. For the 6 months ended June 30, 2012 and 2013, there was no revenue generated from our cooperation with RCTI.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 (In U.S. dollars, unless otherwise stated)

(iv)	Short-term investments

In 2012, the Group sold 357 million common shares of GMC, through the open market, and recorded realized gain of $27.9 million   on the sale of investment. The proceeds from sale was used to purchase 708 million common shares of PT Bhakti Investama, holding company of GMC, 53 million common shares of MNC and 65 million common shares of PT Sky Vision Tbk.  Net unrealized gain of $6.7 million on the marked-to-market valuation of these quoted investments were recorded as other operating income for the year ended December 31, 2012.

In 2013, the Group sold 64.8 million common shares of PT MNC Sky Vision for $18.2 million through open market and recorded a realized gain of $2.3 million. The proceed from the sale was used to purchase 66.8 million common shares of PT Global Mediacom Tbk. The Group also purchased 140 million shares of PT MNC Land TBK. Net unrealized loss of $3.2 million on the market-to-market valuation of these quoted investments were recorded as other operating income for the 6 months ended June 30, 2013.

(v)	Credit facility

In October 2010 and May 2011, a bank in Singapore extended a term loan of S$2 million and credit facility to the Group’s subsidiary, InnoForm, with a total facility limit of S$10 million ($7.9 million), a sub-limit of S$3 million ($2.4 million) for overdraft facility.  The facilities are secured by a corporate guarantee from MNC. As of June 30 2013, the Group utilized $ 5.0 million (2012: $5.1 million) of the credit facility on bank overdraft and revolving loans and $0.3 million (2012: $0.5 million) of the term loan was outstanding.

(vi)	Distribution of MNC content

In January 2012, Innoform International Ltd (“IIL”) entered into a distributorship agreement with MNC International Ltd (“MIL”) whereby MIL agreed to appoint IIL to be its non-exclusive distributor to distribute and market certain television programs and channels outside of Indonesia.  MIL is an indirect subsidiary of GMC.  As compensation, IIL is entitled to any income generated from the distribution of such programs and channels after paying certain fixed fees to MIL. For the 6 months ended June 30, 2012 and 2013 IIL generated $0.8 million and $0.6 million in revenues from this distributorship agreement, of which $0.6 million (2012: $0.7 million) was payable to MIL.  As of December 31, 2012 and June 30, 2013, amount payable to MIL was $0.4 million and $1 million.

(vii)	Acquisition of Okezone.com

In May 2012, the Group acquired online portal okezone.com and certain fixed assets with carrying value of IDR 1.7 billion ($0.2million) from PT Okezone, a subsidiary of MNC, for IDR 4.5 billion ($0.5million).

(viii)	Loan from related party

In 2012, PT Linktone obtained a loan of $0.5million (IDR 5.0 billion) from MNC at interest rate of 8% per annum. As of 30 June 2013, this loan of $0.5million is still outstanding.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

27 Commitments and contingencies

(a) Operating lease commitments

The Group rents offices under operating lease agreements. As of June 30, 2013, the net aggregate minimum future lease payments under non-cancelable operating leases are as follows:

$
12 months ended June 2014	606,985
12 months ended June 2015	232,154
12 months ended June 2016	2,558
12 months ended June 2017	–
Total	841,697

As of June 30, 2013, the Group had no operating lease commitments beyond 2017.

For the 6-month periods ended June 30, 2013 and 2012, the Group incurred total office rental expense of $445,553 and $390,166 respectively.

(b) Standby letter of credit (“SBLC”)

A bank issued a SBLC on behalf of one of the subsidiaries of the Group, Innoform Media Pte Ltd, for amount $1.9 million (2012: $2.59 million) to a licensor to guarantee payment of quarterly installments of minimum guarantees under a licensing contract for 2 years from September 2012.

28 Subsequent events

The Company signed “Okezone Option Agreement” which entitles Tencent MNC (a joint venture between Tencent Holdings Ltd, Hillhouse and MNC) and GMC to purchase the Okezone.com business at market value, as determined by an independent expert, at any time in the 6 months between July 11, 2013 and January 10, 2014.